UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                             to
Commission file number 0-21714
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Commercial & Savings Bank of Millersburg
Profit Sharing and 401 (k) Savings Retirement Plan and Trust
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSB Bancorp, Inc.
91 North Clay Street
Millersburg, Ohio 44654

REQUIRED INFORMATION
(a)	The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)	Exhibits
23	Consent of Registered Independent Public Accounting Firm

23.1	Consent of Independent Public Accountants

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(k) SAVINGS RETIREMENT PLAN AND TRUST
MILLERSBURG, OHIO
AUDIT REPORT
DECEMBER 31, 2005

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(k) SAVINGS RETIREMENT PLAN AND TRUST
DECEMBER 31, 2005

Page
Number
Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 7

Report on Supplemental Information	8

Supplemental Information	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Commercial & Savings Bank of Millersburg
Profit Sharing and 401(k) Savings Retirement Plan and Trust
Millersburg, Ohio
We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2004, and the statement of changes in net assets available for benefits for the year ended December 31, 2004, were audited by other auditors whose report, dated June 2, 2005, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust as of December 31, 2005, and the changes in its financial status for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C. Wexford, PA
May 5, 2006

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(k) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS

Participant-directed investments	$3,198,860	$3,972,273

Receivables:
Employer contributions	83,854	102,805
Accrued investment income	4,068	7,795

Total receivables	87,922	110,600

Cash and cash equivalents	747,718	5,787

Total assets available for benefits	4,034,500	4,088,660

LIABILITIES

Benefits Payable	32,122	—

Net assets available for benefits	$4,002,378	$4,088,660

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(k) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31,

	2005	2004
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$145,316	$270,346
Interest and dividends, including $36,463 and $27,019 of dividends from CSB Bancorp, Inc., common stock	76,931	59,558

Total investment income	222,247	329,904

Contributions by employees	275,445	238,790
Rollover contributions	13,429	48,370
Contributions by employer	150,758	101,895

Total contributions	439,632	389,055

Total additions	661,879	718,959

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	748,161	167,335

Net increase (decrease)	(86,282)	551,624

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	4,088,660	3,537,036

End of the year	$4,002,378	$4,088,660

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(k) SAVINGS RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following brief description of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Interested parties should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering the non-collective bargaining unit employees of The Commercial and Savings Bank (the “Bank”), who have completed 1,000 hours of service and attained age 21. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.
Contributions
Plan participants may defer and contribute up to 20 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers seven mutual funds, an insured money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.
The Bank has agreed to make annual matching contributions of 50 percent of each participant’s compensation deferral contribution, up to 4 percent, or 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual matching and profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s matching and profit sharing contributions are generally made in January subsequent to the Plan’s year end.
Participant Accounts
Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon, is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 — DESCRIPTION OF PLAN (continued)
Payment of Benefits
The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with seven years of service, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Forfeitures
In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution forfeitures are available to reduce the Bank’s matching contribution requirement, and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.
Matching contribution forfeitures available to reduce future Bank matching contributions aggregated $4,487 at December 31, 2005, including $3,255 from terminated participants who had taken full distribution and $1,232 from participants who have terminated and not taken a distribution. Of the matching contribution forfeitures available at December 31, 2005, $3,255 were used to reduce the Bank’s 2006 matching contribution.
Matching contribution forfeitures available to reduce future Bank matching contributions aggregated $11,321 at December 31. 2004. Of the matching contribution forfeitures available at December 31, 2004, $8,809 were used to reduce the Bank’s 2004 matching contribution made in January 2005.
Profit sharing contribution forfeitures to be allocated to active participants aggregated $11,542 at December 31, 2005, including $6,365 from terminated participants who had taken full distribution and $5,177 from terminated participants who have not taken a distribution. Of the profit sharing contribution forfeitures available at December 31, 2005, $6,365 were allocated as of December 31, 2005.
Profit sharing contribution forfeitures to be allocated to active participants aggregate $18,641 at December 31, 2004. Of the profit sharing contribution forfeitures available at December 31, 2004, $13,954 were allocated as of December 31, 2004.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Bank. Such costs amounted to $23,267 for the year ended December 31, 2005.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.
A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Accounting Estimates
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost which approximates fair value.
The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.
Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 3 — INVESTMENTS
The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).
The fair values of the individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2005		2004
	Principal	Fair	Fair
	Value	Value	Value
Investments at fair value as determined by quoted market prices:

Common stock - CSB Bancorp, Inc.	$1,350,769	$1,245,741	$1,157,620
Federated Government Obligation Fund	31,339	31,339	689,292
Fidelity Advisor Equity Growth Fund	616,587	685,017	789,583
Federated Stock Trust	83,631	234,272	211,645
Fidelity Intermediate Bond Fund	349,617	337,953	311,823
Franklin Small-Mid Capital Growth Fund	255,852	367,125	549,002

	$2,687,795	$2,901,447	$3,708,965

NOTE 3 – INVESTMENTS (Continued)
The Plan’s investments appreciated in fair value for the years ended December 31 as follows:

	Net Appreciation
	in Fair Value During Year
	2005	2004
Investments at fair value as determined by quoted market prices:
Mutual funds	$78,672	$112,098
Common stock	66,644	158,248

Net appreciation in fair value	$145,316	$270,346

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.
NOTE 5 — TAX STATUS
The Internal Revenue Service has determined and informed the Bank, by letter dated January 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 6 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
Investments in mutual funds and cash and cash equivalents would be considered financial instruments. At December 31, 2005 and 2004, the carrying amounts of these financial instruments approximate fair value.

REPORT ON SUPPLEMENTAL INFORMATION
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust as of and for the year ended December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ S.R. Snodgrass, A.C. Wexford, PA.

May 5, 2006

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 34-0159850
PLAN NUMBER — 002
DECEMBER 31, 2005

	Par or		Current
	Shares	Cost	Value
Mutual Funds
Federated Government Obligation Fund	31,339	$31,339	$31,339
Fidelity Advisor Equity Growth Fund	13,482	616,587	685,017
Federated Stock Trust	7,497	83,631	234,272
Federated U.S. Government 2-5 Year Trust	12,236	138,846	134,231
Fidelity Intermediate Bond Fund	31,148	349,617	337,953
Franklin Small-Mid Capital Growth Fund	9,733	255,852	367,125
Templeton Foreign Fund	12,869	123,496	163,182

			1,953,119

Common Stock - CSB Bancorp, Inc.	59,321	1,350,769	1,245,741

Cash and cash equivalents		747,718	747,718

Total			$3,946,578

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank of
Millersburg Profit Sharing and 401 (k)
Savings Retirement Plan and Trust

DATE	/s/ Thomas S. Rumbaugh

July 12, 2006	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.
23	Consent of Independent Registered Public Accounting Firm	13

23.1	Consent of Independent Accountants	14